

September 13, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Class A ordinary shares, par value CHF 0.10 per share, of On Holding AG under the Exchange Act of 1934.

Sincerely,